UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number

001-16485

(Check One):	[ ]Form 10-K	[ ]Form 20-F	[ X ]Form 11-K	[ ]Form 10-Q	[ ]Form 10-D	[ ]Form N-SAR	[ ]Form N-CSR

For Period Ended:	December 31, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Krispy Kreme Doughnuts, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

370 Knollwood Street, Suite 500

Address of Principal Executive Office (Street and Number)

Winston-Salem, North Carolina 27103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Krispy Kreme Doughnut Corporation (“KKDC”) is the plan administrator of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”). KKDC is a wholly-owned subsidiary of Krispy Kreme Doughnuts, Inc. (“KKDI”), which has announced that it will restate its consolidated financial statements for the fiscal year ended February 1, 2004 and certain earlier years, and for the first three quarters of the fiscal year ended January 30, 2005, as more fully described in KKDI’s Reports on Form 12b-25 filed with the Commission on April 18 and June 13, 2005. Substantially all of KKDC’s accounting personnel, which constitute all of the accounting staff available to KKDI, have been devoting their full attention to the pending restatements of KKDI’s financial statements and other KKDI financial matters, and have not yet completed preparation of the Plan’s financial statements for the year ended December 31, 2004. In addition, until the investigation by the Special Committee of independent directors of KKDI (discussed in KKDI’s Current Report on Form 8-K dated December 15, 2004) is complete, the Plan’s independent registered public accounting firm has advised KKDC that it is not in a position to complete its audit of the Plan for the year ended December 31, 2004. Accordingly, the Plan is unable to file timely an annual report on Form 11-K for 2004.

The plan administrator intends to complete the Plan’s 2004 financial statements and file its Annual Report on Form 11-K at the earliest practicable date.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Michael C. Phalen (336) 733-3707

(Name) (Area Code) (Telephone Number)

2.          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [ X ] No

Quarterly Report on Form 10-Q for the period ended May 1, 2005.
Annual Report on Form 10-K for the period ended January 30, 2005.
Quarterly Report on Form 10-Q for the period ended October 31, 2004.

3.          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

Krispy Kreme Doughnuts, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2005	By: /s/ Michael C. Phalen Name: Michael C. Phalen Title: Chief Financial Officer